Exhibit 5(a)

Professional Diversity Network Discusses Impact
of Reverse Stock Split on Self-Tender Offer

CHICAGO, September 28, 2016 – Professional Diversity Network, Inc. (“PDN” or “the Company”) (NASDAQ:IPDN), a developer and operator of online networks that provide networking and access to employment opportunities for women and other diverse professionals in the United States, today provided an overview of its recent reverse stock split and its partial self-tender offer.

HIGHLIGHTS:

•	As previously announced, at the Annual Meeting of Stockholders held on September 26, 2016, the Company’s stockholders approved the proposal authorizing the Board of Directors to implement the reverse stock split at a ratio within the range from 1-for-2 to 1-for-15, and to amend the Company’s Amended and Restated Certificate of Incorporation to effect the reverse stock split and to proportionately reduce the number of shares of common stock the Company is authorized to issue.

•	The Board of Directors approved a final 1-for-8 ratio immediately following the Annual Meeting of Stockholders.

•	The reverse stock split was effective as of 12:01 a.m. EDT on September 27, 2016. The Company’s shares continue to trade, on a post-split basis, under ticker symbol IPDN on the NASDAQ Capital Market.

•	The reverse stock split reduced the Company’s outstanding shares from approximately 14.5 million to approximately 1.8 million, and its authorized shares from 25 million to approximately 3.1 million.

•	The reverse stock split proportionally affects the number of shares expected to be issued at the closing of the Company’s previously-announced transaction with Cosmic Forward Limited (“CFL”), as well as the number of shares the Company is seeking to purchase in its previously-announced partial self-tender offer and the per-share transaction prices.

•	The CFL transaction would still result in the purchase by CFL of 51% of the Company’s outstanding shares, on a fully-diluted basis, but the purchase of the shares will be at $9.60 per share rather than the previously-announced $1.20 share (which reflected an approximately 126% premium over the closing price of the common stock on August 12, 2016, the day on which the CFL transaction was announced).

•	The partial self-tender offer will now be for up to 312,500 shares of the Company’s common stock at a price of $9.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and conditions set forth in the offer to purchase dated September 28, 2016.

About Professional Diversity Network, Inc.

The Professional Diversity Network platform provides employers that value diversity with access to diverse talent to meet their hiring needs. Professional Diversity Network owns and operates professional networking communities including: www.iHispano.com for Hispanic professionals, www.BlackCareerNetwork.com for African-American professionals,www.WomensCareerChannel.com for professional women, www.Military2Career.com for Veterans, http://www.ProAble.net for professionals with disabilities, www.OutProNet.com for professionals in the LGBT community, and www.AsianCareerNetwork.comfor Asian-American professionals.  In addition, the Company operates the National Association of Professional Women, at www.napw.com, the country’s largest networking organization dedicated to professional women.  For more information, visit: www.prodivnet.com.

Forward Looking Statements This press release contains certain forward-looking statements based on our current expectations, forecasts and assumptions.  Forward-looking statements can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words, and include, without limitation, statements regarding the shares to be issued to CFL. Forward-looking statements involve risks and uncertainties and our actual results may differ materially from those stated or implied in such forward-looking statements. Factors that could contribute to such differences include, but are not limited to: the ability to meet the closing conditions to the completion of the sale of shares to CFL; potential failure by the Company to increase its total market capitalization following the reverse stock split, failure to maintain the increased per-share stock price over the long term, failure to generate investor interest, potential adverse effect of the reduced number of shares outstanding following the reverse stock split on the liquidity of the Company’s common stock; and the risk factors disclosed in our Annual Report on Form 10-K filed on March 30, 2016, Quarterly Report on Form 10-Q filed on August 15, 2016 and any subsequent filings made by us with the SEC.  We assume no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise. The Form 10-K filed on March 30, 2016 and the Form 10-Q filed on August 15, 2016 together with this press release, are available on our website, www.prodivnet.com. Please click on "Investor Relations."

Additional Information and Where to Find It

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities of PDN or a solicitation of any vote or approval. In connection with the proposed CFL transaction, PDN has filed with the SEC and mailed to stockholders a proxy statement on Schedule 14A.  Stockholders are urged to read the proxy statement and other relevant materials (including any amendments or supplements thereto) because they contain important information.
The tender offer is being made only through the offer to purchase and related materials, which PDN will file with the SEC. Stockholders are urged to read these materials when they become available because they will contain important information.
The proxy statement and other relevant materials and the offer to purchase and related tender offer materials, and any other documents filed by PDN with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders may obtain free copies of the proxy statement and tender offer materials  from PDN by contacting Christopher Wesser by telephone at 516-659-8560, or by mail to Professional Diversity Network, Inc., Attention: Secretary, 801 W. Adams Street, Suite 600, Chicago, Illinois 60607 or by going to the “Investor Relations” page of PDN’s corporate website at www.prodivnet.com.  Tender offer materials can also be obtained free of charge from Continental Stock Transfer & Trust, the Depositary for the tender offer, by telephone at (917) 262-2378, or by mail to Continental Stock Transfer & Trust Company, Inc., 17 Battery Place, 8th Floor, New York, NY 10004.

CONTACTS:

PDN
Christopher Wesser, EVP & Secretary
(516) 659-8560
investor@prodivnet.com